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                                                                  EXECUTION COPY

                                                                     EXHIBIT 2.1

          Joint Purchase Agreement (this "AGREEMENT"), dated as of January ____, 2002, among Westfield America Limited Partnership, a Delaware limited partnership ("WALLABY"), Simon Property Group, L.P., a Delaware limited partnership ("HOOSIER"), and The Rouse Company, a Maryland corporation ("TERRAPIN").

                              W I T N E S S E T H:
                              - - - - - - - - - -

          WHEREAS, simultaneously with the signing of this Agreement, Wallaby, Westfield Growth, LP, Hoosier, Hoosier Acquisition, LLC, Terrapin and Terrapin Acquisition LLC are entering into the Purchase Agreement (as the same may be amended from time to time in accordance with the terms hereof and thereof, the "PURCHASE AGREEMENT") and the Protocol (as defined in the Purchase Agreement) pursuant to which they agreed to purchase substantially all the assets of Rodamco North America, N.V., an investment company with variable capital, incorporated under the laws of The Netherlands ("TARGET"); and

          WHEREAS, Wallaby, Hoosier and Terrapin desire to set forth certain agreements relating to their rights and obligations under the Purchase Agreement.

          NOW, THEREFORE, in order to induce each other to enter into the Purchase Agreement and in consideration of the premises and the mutual agreements and covenants hereinafter set forth, Wallaby, Hoosier and Terrapin hereby agree as follows:

                                    ARTICLE I

                                  DEFINED TERMS

          1.01 DEFINED TERMS. Capitalized terms used herein without definition shall have the meanings ascribed to them in the Purchase Agreement. In addition, the following terms shall have the meanings ascribed thereto in this Section 1.01:

          (a) "ASSETS TO BE SOLD" means the properties or assets reflected on the Master Schedule under the heading "Assets to be Sold."

          (b) "DEFAULT PERCENTAGE" means the Gross Asset Value of the Purchaser/Target JV Assets that a Non-Purchasing Party is required to purchase pursuant to Section 3.02(c), divided by the Gross Asset Value of all of the Assets of Target and the Target Subsidiaries to be purchased under the Purchase Agreement (including any Assets to be Sold that have not been sold by Target (or the applicable Target Subsidiary) prior to the Closing, Three Party Assets and properties and assets that are allocated to the

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Purchasing Party(ies)). As of the date of this Agreement, the Gross Asset Value of all of the Assets of Target and the Target Subsidiaries to be purchased is $5,438,205,000.

          (c) "GP" means Head Acquisition, L.P., a Delaware limited partnership.

          (d) "GROSS ASSET VALUE" means, with respect to each property or asset, the amount listed under the heading "RNA Share of Gross Asset Value" on the Master Schedule. For purposes of Section 2.02(d) only, "Gross Asset Value" shall be the amount set forth on the Master Schedule attached hereto as EXHIBIT A and shall not be recalculated prior to the Closing. For all purposes of this Agreement, "Gross Asset Value" does not include the amount of any indebtedness with respect to any Asset to be Sold other than River Ridge, South Square and 745 Fifth Avenue.

          (e) "HOOSIER ASSETS" means the properties or assets reflected on the Master Schedule under the heading of "Simon Assets".

          (f) "JOINTLY OWNED ALLOCATED ASSETS" means any Wallaby Asset, Hoosier Asset or Terrapin Asset that is jointly owned by the parties in accordance with the principles set forth in this Agreement or as otherwise agreed to by all of the Purchasers.

          (g) "MASTER SCHEDULE" means the "Master Schedule" attached hereto as EXHIBIT A, as the same may be revised (i) from time to time, (A) to take into account properties or assets becoming Three Party Assets pursuant to Section 2.02(d) hereof, (B) any change in the allocation of a property or asset in accordance with Section 3.02(c) or Section 3.02(e), or (C) as agreed to by all of the Purchasers, and (ii) immediately prior to Closing, in accordance with the methodologies employed in preparing the Master Schedule attached to this Agreement to reflect changes in equity, debt, the amount of unallocated indebtedness of Target and Target Subsidiaries that is to be repaid at the Closing (as determined in accordance with Section 2.02(c) and as set forth on the Master Schedule under "Share of Corporate Debt" (under the heading "Allocation of Value")), RNA ownership and interest rates used to determine entries in the Master Schedule, except that no changes shall be made to "cap rates" and NOI in the calculations of the updated Master Schedule. (All revisions to the Master Schedule pursuant to clause (ii) of this definition shall require the approval of all of the Purchasers, which approval will not be unreasonably withheld, conditioned or delayed so long as the proposed revisions are consistent with the provisions of clause (ii). Notwithstanding the foregoing, if the pending ground rent dispute with respect to San Francisco Centre is resolved prior to the Closing, the NOI reflected in the Master Schedule with respect to San Francisco Centre will be revised to reflect such resolution.)

          Each party hereby acknowledges and agrees that the entries in the Master Schedule are relevant solely for purposes of determining their respective aggregate obligations under the Purchase Agreement and under this Agreement. However, each

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party may have valued each of the assets or properties allocated to it at an amount different from that set forth in the Master Schedule and the Master Schedule shall not be an admission as to the valuation of any property or asset.

          (h) "MINIMUM PRICE" shall have the meaning set forth in a schedule to be agreed to by all of Wallaby, Hoosier and Terrapin.

          (i) "PERCENTAGE INTEREST" means 43.359% (in the case of Wallaby), 29.315% (in the case of Hoosier) and 27.326% (in the case of Terrapin), in each case, as shown on the Master Schedule attached hereto as EXHIBIT A as of the date of this Agreement. The Purchaser's respective Percentage Interests will be revised from time to time based on changes to the Master Schedule made in accordance with the terms hereof.

          (j) "PURCHASER/TARGET JV ASSET" means (i) Garden State Plaza, with respect to Wallaby, (ii) Coral Square, Miami International, West Town Mall and Florida Mall, with respect to Hoosier, and (iii) Collin Creek, Perimeter Mall and Willowbrook, with respect to Terrapin.

          (k) "TERRAPIN ASSETS" means the properties or assets reflected on the Master Schedule under the heading of "Rouse Assets".

          (l) "THREE PARTY ASSETS" means the properties or assets reflected on the Master Schedule under the heading "Three Party Assets", together with any other Assets (other than the Wallaby Assets, the Hoosier Assets, the Terrapin Assets and the Assets to be Sold) to which Purchasers are entitled (and purchase) under the Purchase Agreement.

          (m) "URBAN OP" means Urban Shopping Centers, L.P., an Illinois limited partnership.

          (n)  "URBAN RETAIL" means Urban Retail Properties Co.

          (o) "WALLABY ASSETS" means the properties or assets reflected on the Master Schedule under the heading of "Westfield Assets".

                                   ARTICLE II

                                   THE ASSETS

          2.01 ALLOCATION OF ASSETS; PURCHASE PRICE.

          (a) Subject to the terms and conditions of the Purchase Agreement, Wallaby, Hoosier and Terrapin agree that (i) Hoosier (or one or more of its designees) shall purchase the Hoosier Assets; (ii) Terrapin (or one or more of its designees) shall purchase the Terrapin Assets; (iii) Wallaby (or one or more of its designees) shall

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purchase the Wallaby Assets; and (iv) the Three Party Assets and the Assets to
be Sold shall be purchased by Wallaby, Hoosier and Terrapin (or one or more of their respective affiliates) through the GP or as otherwise agreed to by all of the Purchasers). The aggregate cash purchase price shall be determined in accordance with the Purchase Agreement and, at the Closing, the amounts payable by each of Wallaby, Hoosier and Terrapin, as the case may be, shall be an amount equal to (A) such Purchaser's "Share of Cash Consideration to RNA Shareholders" (as set forth on the Master Schedule) plus (B) such party's Percentage Interest in any and all other amounts payable by Purchasers pursuant to the Purchase Agreement (including, without limitation, the Additional Amount, if any, and any amounts payable as of the Closing Date pursuant to Section 5.7(a) of the Purchase Agreement). For purposes of illustration, if the Master Schedule as of the Closing Date is identical to the Master Schedule attached hereto as EXHIBIT A and the Purchasers were obligated to pay an additional $50,000,000 pursuant to clause (B), then (x) Wallaby would be required to pay the euro ((euro)) equivalent of $975,112,000 plus $21,679,500 (i.e. 43.359% of $50,000,000), (y)
Hoosier would be required to pay the euro ((euro)) equivalent of $715,517,000 plus $14,657,500 (i.e. 29.315% of $50,000,000), (z) Terrapin would be required to pay the euro ((euro)) equivalent of $541,432,000 plus $13,663,000 (i.e. 27.326% of $50,000,000). All such amounts shall be paid in cash by each of Wallaby, Hoosier and Terrapin in euros to the extent required by the Purchase Agreement. To the extent currency fluctuation results in an increase or decrease in the amounts payable under the Purchase Agreement relating to the allocations based on dollars (U.S.) in the Master Schedule, then the obligation of each of Wallaby, Hoosier and Terrapin to pay its portion of the purchase price in euros shall be increased or decreased under this Section 2.01(a) to reflect such currency fluctuation.

          (b) If a direct or indirect transfer of any property or asset identified as a Wallaby Asset, a Hoosier Asset or a Terrapin Asset to Wallaby (or its designee(s)), Hoosier (or its designee(s)) or Terrapin (or its designee(s)), as the case may be, is determined not to be the most efficient structure for the transaction or cannot be accomplished based on existing contractual limitations, then Wallaby, Hoosier and Terrapin shall cooperate in arranging the sale or other transfer of ownership of such property or asset, or of the entity owned by Target which directly or indirectly owns the relevant property or asset, to the party which otherwise would have purchased the property or asset. However, if such entity is to own properties and/or assets allocated to two or more of Wallaby, Terrapin and Hoosier, then such properties and/or assets shall be jointly owned by an entity created in accordance with this Agreement or as otherwise agreed to by the affected Purchasers. It is currently expected that an arrangement of the type described in this Section 2.01(b) will be required with respect to the properties and other assets of the Urban OP, the Three Party Assets and any of the Assets to be Sold that are not sold by Target prior to the Closing. Wallaby, Hoosier and Terrapin (or their designees) shall contribute cash for the purchase of any such entity in the manner described in this Agreement or as otherwise agreed to by all of the Purchasers prior to the Closing. Wallaby, Hoosier and Terrapin shall cooperate in establishing the structure of

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such jointly owned entities in order to avoid unnecessary expense and to minimize any adverse financial or tax consequences of these entities.

          (c) Wallaby, Hoosier and Terrapin shall use their reasonable best efforts to sell the Assets to be Sold as soon as practicable, in accordance with the provisions of the Purchase Agreement. Wallaby, Hoosier and Terrapin shall consult and cooperate with one another in connection with the sale of the Assets to be Sold, and in determining the terms and conditions of the sale contracts with respect to the Assets to be Sold. The consent of all of Wallaby, Hoosier and Terrapin shall be required for any agreement to sell an Assets to be Sold; provided, however, that the parties agree that, following the completion of the marketing program agreed upon by the Purchasers and subject to the terms of the Purchase Agreement, any Asset to be Sold may be sold to a third party that is not affiliated with any of the Purchasers at the request of any of Wallaby, Hoosier or Terrapin at a cash price equal to at least 95% of the Minimum Price regardless of the objections of any other Purchaser(s). In the event that more than one Purchaser desires to invoke the immediately preceding sentence, a majority of the Purchasers shall determine the collective actions to be taken by the Purchasers. In the event that an Asset to be Sold is sold to a third party after the Closing, the net proceeds from such sale shall be distributed to Wallaby, Hoosier and Terrapin (or shall reduce their obligation to fund their cash purchase price, if the sale is completed prior to the Closing), based on their respective Percentage Interests. Decisions regarding brokers and similar matters relating to the process by which purchasers are solicited for any Asset to be Sold shall require the consent of any two of Wallaby, Hoosier and Terrapin.

          2.02 LIABILITIES; TRANSFER TAXES; REPAYMENT OF DEBT; REDEMPTION OF URBAN PREFERRED; DAMAGED ASSETS; INTANGIBLE ASSETS; OTHER MATTERS.

          (a) ASSUMPTION OF LIABILITIES; ALLOCATION OF LIABILITIES; TRANSFER TAXES. Wallaby (or its designee(s)) shall assume (or take subject to) all liabilities and obligations specifically related to the Wallaby Assets (including mortgage and secured debt), Terrapin (or its designee(s)) shall assume (or take subject to) all liabilities and obligations specifically related to the Terrapin Assets (including mortgage and secured debt) and Hoosier (or its designee(s)) shall assume (or take subject to) all liabilities and obligations specifically related to the Hoosier Assets (including mortgage and secured debt) (all such liabilities and obligations, "ASSET SPECIFIC LIABILITIES"). For purposes of this Section 2.02(a), all interest rate swaps, caps, treasury locks and other derivatives and hedges shall be allocated to the debt to which these instruments or arrangements relate and the costs of unwinding these instruments or arrangements shall be borne in accordance with this allocation. Transfer taxes, transfer fees, lender consent fees and other similar amounts payable to third parties in connection with the transfer of any property or asset pursuant to the Purchase Agreement shall be allocated to the party to whom such property or asset is allocated regardless of whether that property or asset is acquired by such party directly or is held as a Jointly Owned Allocated Asset.

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          (b)  UNALLOCATED LIABILITIES. Except as set forth in this Agreement, liabilities under the Purchase Agreement which are not Asset Specific Liabilities shall be assumed or paid at the Closing based on the Percentage Interests of Wallaby, Hoosier and Terrapin. These liabilities shall include the obligations of Purchasers under Section 5.11 of the Purchase Agreement and debt issued by Target or any Target Subsidiary that is not an Asset Specific Liability to the extent not repaid by Target on or prior to the Closing. Obligations under Section 5.7 of the Purchase Agreement shall be allocated to Wallaby, Hoosier or Terrapin in accordance with their Percentage Interests except to the extent that employees are clearly allocable solely to a Wallaby Asset, a Hoosier Asset or a Terrapin Asset, in which case, Wallaby, Hoosier or Terrapin, as appropriate, shall assume such obligation.

          (c) REPAYMENT OF UNALLOCATED DEBT AT CLOSING. If the Purchasers unanimously elect, or are required by one or more third parties, to repay at the Closing any indebtedness of Target or any Target Subsidiary (other than Asset Specific Liabilities, which shall be the sole and exclusive responsibility of the party to which the property or asset in question has been allocated), at the Closing, each of Wallaby, Hoosier and Terrapin shall pay in cash its Percentage Interest of the indebtedness to be repaid. For these purposes, "indebtedness" shall be deemed to include the costs of unwinding any interest rate swaps, caps, treasury locks and other derivatives and hedges associated with the indebtedness that is being repaid. Each of Wallaby, Hoosier and Terrapin hereby acknowledges and agrees that the indebtedness described on Exhibit B attached hereto will be repaid by the Purchasers in connection with the Closing. Any Non-Purchasing Party (as defined in Section 3.02(b)) shall, without duplication of amounts required to be paid pursuant to Section 3.02(c), pay in cash at the Closing its Default Percentage multiplied by the aggregate amount of the indebtedness to be repaid in accordance with this Section 2.02(c).

          (d) CONVERSION OF DAMAGED ASSETS TO THREE PARTY ASSETS. If any Wallaby Asset, Terrapin Asset or Hoosier Asset suffers Damages (as defined below) prior to the Closing, but the Purchasers are obligated to consummate the transactions contemplated by the Purchase Agreement, then, at the election of the Purchaser to which the damaged property or asset has been allocated, such damaged property or asset shall be purchased as a Three Party Asset with each of Wallaby, Hoosier and Terrapin contributing to the purchase price for such property or asset in proportion to their respective Percentage Interests (as adjusted to reflect the operation of this Section 2.02(d)). "Damages" shall mean a change in the value of a property or asset of at least 5% of the Gross Asset Value with respect to such property or asset to the extent not covered by insurance, including casualty loss, claims or obligations relating to environmental or tax liability, and litigation unrelated to tenants, employees or the operation of such property or asset consistent with current use, but shall exclude changes resulting from (i) tenant bankruptcies, changes in occupancy rates, changes in rent rolls in the ordinary course of Target's business (as opposed to inaccuracies in Target's representations or warranties in the Purchase Agreement with respect to the Rent Rolls),

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or collectability of rents associated with that property or asset, (ii) general changes in the economy or financial markets in the United States or any region outside the United States, (iii) changes in Law that affect real estate investment trusts generally, unless such changes have a materially disproportionate effect relative to other properties or assets, and (iv) changes that affect the retail industry or retail real estate properties generally, unless such changes have a disproportionate effect relative to the other properties or assets. In no event (y) will "Damages" include, or be deemed to include, any change in the NOI of San Francisco Centre that results from the resolution of the pending ground rent dispute with the ground lessor, and (z) will Wallaby be entitled to convert San Francisco Centre to a Three Party Asset as a result of such dispute or the resolution thereof.

          2.03 INTANGIBLE PROPERTY. All trademarks, service marks, trade dress, logos, trade names and corporate names, whether or not registered, including all common law rights thereto, and registrations and applications for registration thereof, and all other intangible property relating to an property or asset shall become the property of the party acquiring the property or asset. Prior to the Closing, the parties will identify any intangible property, such as management information systems, which may be used in connection with more than one property or asset, and will enter into a mutually satisfactory agreement for the joint use of such property.

          2.04 OTHER ASSET-RELATED MATTERS.

          (a) TERMINATION OF PROPERTY MANAGEMENT AGREEMENTS. To the extent permitted under agreements with third parties, as soon as reasonably practicable after the Closing, if requested by a party to whom a specific property or asset has been allocated (i.e. a Wallaby Asset, a Hoosier Asset or a Terrapin Asset), the parties shall cooperate so that the existing management agreements relating to such property or asset shall be terminated (without the need for prior notice or payment of any termination fee) and the party to whom such property or asset is allocated shall have the right to enter into new management agreements with such parties as it may choose.

          (b) ACCOUNTING PRIOR TO CLOSING; CLOSING ADJUSTMENTS. The Purchasers will endeavor to cause Target and the Target Subsidiaries to account for all items of income and expense relating to the Wallaby Assets, the Hoosier Assets and the Terrapin Assets on a property-by-property basis. To the extent not reflected on the Master Schedule (or the assumptions underlying the entries therein), all capital expenditures after the date hereof with respect to Wallaby Assets, Hoosier Assets and Terrapin Assets will be allocated to, and borne by, the Purchaser to which such asset is allocated. In connection with the Closing, the Purchasers will make customary closing adjustments with respect to the Wallaby Assets, the Hoosier Assets and the Terrapin Assets. All such allocations will be made in a manner to be agreed upon by Wallaby, Hoosier and Terrapin such that, to the maximum extent practicable, each Purchaser derives the benefits and bears the burdens (financial or otherwise) of the properties and/or assets that

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have been allocated to it. After the Closing, the Purchasers will make appropriate payments to one another to reflect any revisions to such closing adjustments; provided, however, that no such revisions shall be made after March 31, 2003.

                                   ARTICLE III

                           CONSENTS; CERTAIN DECISIONS

          3.01 CONSENTS. All consents, approvals or waivers to be given by the Purchasers under the Purchase Agreement shall require the consent of all of Wallaby, Hoosier and Terrapin, in each case in accordance with the provisions of the Purchase Agreement; provided, however, that any consents, approvals or waivers that relate exclusively to a Wallaby Asset, a Hoosier Asset or a Terrapin Asset shall be given by Wallaby, Hoosier or Terrapin, respectively, and shall not require the consent or approval of the other parties (unless the liabilities assumed by any non-consenting party would be increased, in which case, that affected non-consenting party's consent also shall be required). Any amendment to the Purchase Agreement shall require the consent of all of Wallaby, Hoosier and Terrapin.

          3.02 CLOSING CONDITIONS.

          (a) The decision as to whether a condition under Section 7.1 of the Purchase Agreement shall be waived shall require the consent of all of Wallaby, Hoosier and Terrapin, except as otherwise set forth herein.

          (b) Subject to Sections 3.02(c) and 3.02(e) below, if Wallaby, Hoosier and Terrapin (acting in good faith) do not all agree as to whether a condition under Section 7.1 of the Purchase Agreement is satisfied or whether a termination right is available to Purchasers under Article VIII of the Purchase Agreement, and if the party (or parties) which does not believe that the condition is satisfied or which believes that such termination right is available (individually or collectively, as the case may be, the "NON-CONSENTING PARTY") does not waive such condition or desires to exercise such termination right, then the Non-Consenting Party shall have the right to terminate the Purchase Agreement, if and when such termination right is available to the Purchasers pursuant to Article VIII of the Purchase Agreement provided the requirements of the following two sentence are satisfied. Each of the Purchasers hereby agrees that if it desires to terminate the Purchase Contract in accordance with this Section 3.02(b), such Non-Consenting Party shall immediately deliver to all of the other Purchasers written notice of its intention to terminate the Purchase Agreement pursuant to this Section 3.02(b) (a "SECTION 3.02(b) TERMINATION NOTICE"). If any single Purchaser does not (or any two Purchasers do not) notify the Non-Consenting Party in writing of its (or their) election to proceed under Section 3.02(c) (such notice, a "SECTION 3.02(b) NEGATION NOTICE") within five (5) business days (or such shorter period of time as is (i) reasonable in light of the

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scheduled closing date and the Purchasers' ability to postpone the Closing and
(ii) specified in the Section 3.02(b) Termination Notice) after their receipt of a Section 3.02(b) Termination Notice, then the Non-Consenting Party will have the right to terminate the Purchase Agreement.

          The Non-Consenting Party hereby agrees to indemnify and hold harmless the other parties from all claims by third parties (including, without limitation, Target) arising out of the termination of the Purchase Agreement by the Non-Consenting Party. The Non-Consenting Party shall have the right, at its cost and expense, to defend any such claim and to settle any such claim relating to or arising out of the termination of the Purchase Agreement. The Non-Consenting Party shall have full control of the defense against these claims. If any indemnified party wishes, it may participate at its own cost, but not control, the defense or settlement of any such claim. The Non-Consenting Party shall not be liable for any settlement effected without its consent. The Non-Consenting Party shall not settle any claim unless (i) the terms of such settlement do not impose any obligations on any indemnified party, (ii) the full amount of the monetary settlement will be paid by the Non-Consenting Party, and
(iii) each indemnified party receives as part of the settlement a full and unconditional release of its liabilities with respect to the claim. If the Non-Consenting Party obtains a judicial determination (which is not subject to appeal) that there is no liability or other amounts payable to the Target arising out of the termination of the Purchase Agreement, then each of the other parties to this Agreement shall reimburse the Non-Consenting Party for the product of (i) the out-of-pocket expenses of the Non-Consenting Party in connection with the defense of the claims relating to the termination of the Purchase Agreement and (ii) such party's Percentage Interest.

          (c)  Except as set forth in this Section 3.02(c) and subject to
Section 3.02(e), if any of the parties is unable or unwilling (including any unwillingness to waive a condition under Section 7.1 of the Purchase Agreement) to consummate the transactions contemplated by the Purchase Agreement or if any of the Purchasers is a Non-Consenting Party (individually or collectively, as the case may be, the "NON-PURCHASING PARTY), the other parties (individually or collectively, as the case may be, the "PURCHASING PARTY") shall have the right to purchase all the Assets of Target as contemplated under the Purchase Agreement. In that case, (i) except as set forth in this Section 3.02(c), the Non-Purchasing Party shall be relieved of all of its obligations under this Agreement and the Purchase Agreement and (ii) the Purchasing Party will indemnify, defend and hold the Non-Purchasing Party harmless from and against any and all liability arising from or relating to the Purchase Agreement.

          In the event that such purchase right is exercised by the Purchasing Party, the Non-Purchasing Party hereby agrees to purchase Target's interests in the Purchaser/Target JV Asset(s) applicable to such Non-Purchasing Party simultaneously or as soon as practicable following the consummation of the transactions contemplated by the Purchase Agreement. In the event the provisions of this Section 3.02(c) are

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applicable, (i) all of the properties and assets allocated to the Non-Purchasing
Party (other than the applicable Purchaser/Target JV Assets) shall be reallocated to the Purchasing Party(ies), and the Master Schedule will be revised to reflect such reallocation; (ii) the Non-Purchasing Party will have no interest whatsoever in the Assets to be Sold or the Three Party Assets, and the Master Schedule will be revised to indicate that the Non-Purchasing Party's "Share of Value in Three Party Assets" and the Non-Purchasing Party's "Share of Value in Assets to be Sold" are each $0; (iii) the Non-Purchasing Party's Percentage Interest shall be deemed to equal its Default Percentage, and the Master Schedule will be revised to reflect the same; (iv) each of the Purchasing Parties' Percentage Interests will be adjusted to reflect the matters described in clauses (i) - (iii); and (v) the Non-Purchasing Party shall purchase Target's interest the applicable Purchaser/Target JV Asset(s) for an amount, payable in euros ((euro)), calculated in accordance with clause (A) and clause (B) of
Section 2.01(a) and on the basis of the Master Schedule as revised pursuant to clauses (i) - (iii). In addition, but without duplication of any payment required pursuant to clause (v) above, the Non-Purchasing Party will also be required to pay its Percentage Interest (as revised pursuant to clause (iii) above) of unallocated indebtedness pursuant to Section 2.02(c).

          If the Purchasing Party has exercised its rights under this Section 3.02(c), except to the extent the same relate to the applicable Purchaser/Target JV Assets, following such exercise, the Non-Purchasing Party will not be entitled to vote on, consent to or otherwise approve or participate in any action required to be taken by the Purchasers pursuant to the Purchase Agreement or this Agreement; provided, however, that neither the Purchase Agreement nor this Agreement shall be modified or amended in any way that materially increases the obligations, or materially decreases the rights, of the Non-Purchasing Party.

          Notwithstanding anything in this Section 3.02(c) to the contrary (including the immediately preceding paragraph), if Wallaby is the Non-Purchasing Party, then neither Hoosier nor Terrapin (individually or collectively) shall consummate the transactions contemplated by the Purchase Agreement unless at the time of Closing it is reasonably expected that no less than 51.12 euros per Ordinary Share will be distributed by Target in accordance with the Protocol.

          (d) If a party breaches its agreements in this Agreement or the Purchase Agreement and that breach causes termination of the Purchase Agreement, the breaching party shall be responsible for all damages resulting from the termination of the Purchase Agreement and shall indemnify and hold harmless the non-breaching parties. The indemnifying party shall have the right, at its cost and expense, to defend any claim and to settle any claim relating to or arising out of the termination of the Purchase Agreement. The indemnifying party shall have full control of the defense against these claims. If any indemnified party wishes, it may participate at its own cost, but not control, the defense or settlement of any such claim. The indemnifying party shall not be liable for any settlement effected without its consent. The indemnifying party shall not settle any claim

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unless (i) the terms of such settlement do not impose any obligations on any indemnified party, (ii) the full amount of the monetary settlement will be paid by the indemnifying party, and (iii) each indemnified party receives as part of the settlement a full and unconditional release of its liabilities with respect to the claim.

          (e) Subject to Section 3.01, the decision as to whether a condition under Section 7.1(e) of the Purchase Agreement shall be waived with respect to any particular property or asset shall be made solely by the party acquiring the property or asset (with respect to the property or asset in question, the "REQUIRED CONSENT PARTY"). With respect to any consents and/or waivers relating to Rolim Associates or Tishman Hotel & Realty, all of the Purchasers will be Required Consent Parties. If (i) the Required Consent Party decides not to waive a condition under Section 7.1(e) of the Purchase Agreement with respect to any property or asset allocated to it, and (ii) the failure of such condition entitles the Purchasers to terminate the Purchase Agreement pursuant to Article VIII thereof, and (iii) the Required Consent Party desires to terminate the Purchase Agreement, then (y) the Required Consent Party shall immediately deliver a Section 7.1(e) Termination Notice (as defined below) to all of the other Purchasers and (z) if the Required Consent Party does not receive a Negation Notice (as defined below) within five (5) business days (or such shorter period of time as is (i) reasonable in light of the scheduled closing date and the Purchasers' ability to postpone the Closing and (ii) specified in the Section 7.1(e) Termination Notice) after its delivery of such Section 7.1(e) Termination Notice to all of the other Purchasers, the Required Consent Party will have the right to terminate the Purchase Agreement.

          As used in this Section 3.02(e), (i) "SECTION 7.1(e) TERMINATION NOTICE" means a notice delivered by the Required Consent Party which (A) identifies with specificity the condition under Section 7.1(e) of the Purchase Agreement that has not been satisfied, (B) identifies the property or asset to which such condition relates (such property or asset, the "SECTION 7.1(e) TRIGGER ASSET") and (B) expressly sets forth the Required Consent Party's irrevocable election to terminate the Purchase Agreement if it does not receive a Negation Notice from one or both of the other Purchasers within the 5-business day period (or such shorter period of time as is (i) reasonable in light of the scheduled closing date and the Purchasers' ability to postpone the Closing and
(ii) specified in the Section 7.1(e) Termination Notice) specified in this
Section 3.02(e), and (ii) "NEGATION NOTICE" means a notice delivered to a Required Consent Party by one or both of the other Purchasers following its (or their) receipt of a Section 7.1(e) Termination Notice, which notice sets forth such Purchaser's irrevocable election to purchase the Section 7.1(e) Trigger Asset. Upon the Required Consent Party's receipt of a Negation Notice, (i) the
Section 7.1(e) Trigger Asset shall be reallocated to the Purchaser(s) that delivered such Negation Notice, (ii) the Percentage Interests of such Purchaser(s) and the Required Consent Party will be adjusted to reflect such reallocation and (iii) all of the Purchasers shall continue to be bound by the terms of this Agreement and the Purchase Agreement and obligated to consummate the transactions contemplated hereby and thereby.

          3.03 NOTICES. Any notice which any of Wallaby, Terrapin or Hoosier desires to deliver to Target under the Purchase Agreement shall require the consent of all of Wallaby, Hoosier and Terrapin (which consent shall not be unreasonably withheld or delayed), unless a party is expressly authorized to take action under the terms of this Agreement without the other parties' consent.

          3.04 JOINT CONTROL; DEFENSE OF SUITS. Subject to the other provisions of this Agreement (including Sections 3.02(c)), unless related solely to an property or asset allocated to any of Wallaby, Hoosier or Terrapin, then Wallaby, Hoosier and Terrapin shall jointly control the defense of any action, suit or proceeding in connection with, relating to or arising under, the Purchase Agreement or in connection with any Assets to be Sold or Three Party Assets which is instituted prior to the Closing Date and no party shall consent to the settlement or compromise of such action without the prior written consent of the others (not to be unreasonably withheld, conditioned or delayed). All losses and expenses in connection with jointly controlled actions, suits or proceedings in connection with, relating to or arising under, the Purchase Agreement shall be shared by Wallaby, Hoosier and Terrapin based on their respective Percentage Interests.

          3.05 MANAGEMENT OF THREE PARTY ASSETS. To the extent that property management services are required with respect to any Assets to be Sold and/or any Three Party Assets (including any allocated property that is converted to a Three Party Asset in accordance with Section 2.02(d)), such services will be provided by Urban Retail. All consents, approvals, decisions and other actions with respect to Kravco, Urban Retail and any other Three Party Assets shall require the approval of all of Wallaby, Hoosier and Terrapin; provided, however, that any consents, approvals, decisions or other actions that relate exclusively to a Wallaby Asset, a Hoosier Asset or a Terrapin Asset (including actions taken by Urban Retail in its capacity as property manager with respect to any such asset) shall be given or taken by Wallaby, Hoosier or Terrapin, respectively, and shall not require the consent or approval of the other parties (unless the liabilities assumed by any other party would be increased, in which case, the affected party's consent also shall be required).

          3.06 GARDEN STATE CONSENT. Subject to Section 3.08, Wallaby hereby irrevocably waives (and shall cause any entities it controls to waive) any rights it may have under Article X of the Amended and Restated Limited Partnership Agreement of Westland Garden State Plaza Limited Partnership, dated as of July 1, 1993, among Westland Management, Inc., HRE Garden State Plaza, Inc. and Westland Partners, Inc. in connection with the sale of the Assets of Target and the Target Subsidiaries pursuant to the Purchase Agreement and this Agreement.

          3.07 FRANKLIN PARK CONSENT. Subject to Section 3.08, Terrapin hereby irrevocably waives (and shall cause any entities it controls to waive) any rights it may have to consent to, or approve of, the transfer of Target's interests in Franklin Mall Limited Partnership to Wallaby (or its designee) and hereby waives any rights of first

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offer and/or rights of first refusal to which Terrapin (or any of Terrapin's affiliates) may be entitled in respect of such transfer in connection with the sale of the Assets of Target and the Target Subsidiaries pursuant to the Purchase Agreement and this Agreement.

          3.08 CONSENTS NOT EFFECTIVE IF PURCHASE AGREEMENT IS TERMINATED. Notwithstanding anything to the contrary contained in this Agreement or in the Purchase Agreement, if the Purchase Agreement is terminated for any reason whatsoever, the consents and waivers set forth in Sections 3.06 and 3.07 shall be null and void and no further force or effect with respect to any transaction occurring after the termination of the Purchase Agreement.

          3.09 URBAN RETAIL MANAGEMENT OF COMPETITIVE MALLS. In the event that Urban Retail manages, or proposes to manage, any regional mall (but excluding any of the Wallaby Assets, Hoosier Assets or Terrapin Assets managed by Urban Retail) that is located within a ten (10) mile radius of any regional mall that is owned or controlled, directly or indirectly, or managed by Wallaby, Hoosier or Terrapin, all decisions relating to Urban Retail's management of such potentially competitive property and the decision to have Urban Retail manage such competitive property will require the unanimous consent of Wallaby, Hoosier and Terrapin. If Urban Retail currently manages any such competitive mall, the Purchasers will take such reasonable actions as are required to terminate the management agreement in question in an expeditious manner.

                                   ARTICLE IV

                   EXPENSES; BREAK-UP FEE OR BREAK-UP EXPENSES

          4.01 INDIVIDUAL EXPENSES. Except as otherwise set forth herein, each party will bear its own expenses, including (i) the fees of its own investigations into the value and other characteristics of the portfolio of properties and/or assets being purchased pursuant to the Purchase Agreement;
(ii) the fees of its own professional advisors; (iii) the expenses relating to each property or asset being acquired by such party, including without limitation, (a) the cost of any title insurance (for itself or any lender, including lenders of indebtedness assumed by such party in connection with the acquisition of such property or asset under the Purchase Agreement), surveys, title inspections, environmental reports, engineering reports and appraisals that such party elects to obtain, and (b) the amount of any prepayment premiums or similar payments required as a result of a prepayment of debt associated with such property or asset on or prior to the Closing Date.

          4.02 BREAK-UP FEE OR BREAK-UP EXPENSES. If Target pays a Break-up Fee, Break-up Expenses or Reduced Break-up Expenses pursuant to the Purchase Agreement, then any amount so paid by Target shall be allocated among the Purchasers as follows: (i) any Break-up Fee shall be allocated based on the respective Percentage Interests of

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the Purchasers, and (ii) Break-up Expenses or Reduced Break-up Expenses (the
"EXPENSES") shall be allocated based on the respective Percentage Interests of the Purchasers; provided, however that no Purchaser shall receive more than its actual out-of-pocket expenses (and any amount by which the Percentage Interest of a Purchaser multiplied by the Expenses exceeds actual out-of-pocket expenses of that Purchaser, shall be allocated to the other Purchasers).

                                    ARTICLE V

                                  MISCELLANEOUS

          5.01 NOTICES. Notices to any of Wallaby, Terrapin or Hoosier shall be given in the manner provided in Section 9.3 of the Purchase Agreement.

          5.02 HEADINGS. The headings contained in this Agreement are for reference only and shall not affect in any way the meaning or interpretation of this Agreement.

          5.03 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

          5.04 CONSULTATION AND COOPERATION. The parties shall consult with each other in connection with their efforts to consummate the transactions contemplated by the Purchase Agreement and this Agreement, and shall cooperate, in reasonable respects, with each other in seeking to effect these transactions in the most effective and efficient manner.

          5.05 RESERVATION OF RIGHTS. If the Closing does not occur and the Purchase Agreement is terminated pursuant to the terms thereof, this Agreement, the Transaction Documents and any other discussions, negotiations or exchanges relating to the transactions contemplated by the Transaction Documents shall be with full reservation of rights and none of the Transaction Documents (other than the Confidentiality Agreements) or any such discussions, negotiations or exchanges shall be regarded as waiving any rights or claims of any party thereto in any ruling, litigation or any future claims that are or could be made relating to the transactions contemplated by the Transaction Documents. For purposes of this Section 5.05, "Transaction Documents" means the "Transaction Documents" (as defined in the Purchase Agreement), this Agreement and all other agreements between and/or among the Purchasers with respect to the transactions contemplated by the Purchase Agreement and/or this Agreement.

          5.06 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral.

          5.07 ASSIGNMENT. No party may assign this Agreement without the consent of the other party; provided that a party may assign its rights hereunder to an affiliate, but no such assignment shall relieve the assignor of any of its obligations hereunder.

          5.08 NO THIRD-PARTY BENEFICIARIES. This Agreement shall be binding upon Wallaby, Hoosier and Terrapin and shall inure to the sole benefit of Wallaby, Hoosier and Terrapin, and their respective successors, heirs, legal representatives and permitted assigns. Nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

          5.09 AMENDMENT; WAIVER. This Agreement may not be amended or modified except by an instrument in writing signed by each of Wallaby, Hoosier and Terrapin.

          5.10 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any state or federal court sitting in the City of New York, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding.

          5.11 COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

          IN WITNESS WHEREOF, Wallaby, Hoosier and Terrapin have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                               WESTFIELD AMERICA LIMITED PARTNERSHIP

                               By: Westfield America, Inc., its general partner

                               By:
                                  ------------------------------
                                  Name:
                                  Title:

                               SIMON PROPERTY GROUP, L.P.

                               By: Simon Property Group, Inc., its general
                                      partner

                               By:
                                  ------------------------------
                                  Name:
                                  Title:

                               THE ROUSE COMPANY

                               By:
                                  ------------------------------
                                  Name:
                                  Title:

                  [Signature Page to Joint Purchase Agreement]

                                    EXHIBIT A

                        [Master Schedule to be Attached]